ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4, 2003, AS AMENDED, (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

ArcelorMittal announces pricing of US$1.0 billion of fixed rate bonds

Luxembourg, May 28, 2015 – ArcelorMittal (“the Company” or "the Issuer") yesterday completed the pricing of two series of US dollar denominated notes, consisting of US$500,000,000 aggregate principal amount of its 5.125% notes due 2020 and US$500,000,000 aggregate principal amount of its 6.125% notes due 2025 (the “Notes”).

ArcelorMittal will use the net proceeds (after fees and expenses) to repay existing indebtedness in particular the early redemption (through the exercise of the make-whole option) of bonds maturing in August 2015.

The offering is scheduled to close on June 1, 2015, subject to satisfaction of customary conditions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling toll-free at 1-866-803-9204, Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. by calling toll-free at 1-800- 503-4611 and Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-800-294-1322.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4, 2003, AS AMENDED, (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no action has been undertaken or will be undertaken to offer to the public the Notes (the “Securities”), except that, with effect from and including the Relevant Implementation Date, an offer to the public of such Securities in that Relevant Member State may be made under the following exemptions under the Prospectus Directive:

(i) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii) at any time to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by ArcelorMittal for any such offer; or

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4, 2003, AS AMENDED, (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

(iii) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Securities referred to in (i) to (iii) above shall require ArcelorMittal or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order (the "Order"); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.